UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                             TRIARC COMPANIES, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                38-0471180
(State of incorporation or organization) (I.R.S. Employer Identification Number)

                                 280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                    (Address of principal executive offices)

                              --------------------

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                   Name of each exchange on which
          to be so registered                   each class is to be registered
----------------------------------------        ------------------------------
Class B Common Stock, Series 1, par value       New York Stock Exchange
$.10 per share

If this Form relates to the                     If this Form relates to the
registration of a class of                      registration of a class of
securities pursuant to Section                  securities pursuant to Section
12(b) of the Exchange Act and is                12(g) of the Exchange Act and is
effective pursuant to General                   effective pursuant to General
Instruction A. (c), check the                   Instruction A. (d) check the
following box [X]                               following box [ ]

Securities Act registration statement file number to which this form relates:
________

Securities to be registered pursuant to Section 12(g) of the Act: None

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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

CLASS B COMMON STOCK, SERIES 1

                  Pursuant to authority vested in the Board of Directors of Triarc Companies, Inc., a Delaware corporation (the "Corporation"), under the provisions of Section 151 of the General Corporation Law of the State of Delaware and under Section 2 of Part A of Article IV of the Corporation's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), on August 11, 2003 the Board of Directors created out of its authorized but unissued shares of Class B Common Stock, par value $0.10 per share, a newly designated Class B Common Stock, Series 1, par value $0.10 per share (the "Class B Common Stock"), and declared a special stock dividend (the "Stock Dividend") on the Corporation's existing Class A Common Stock, par value $0.10 per share (the "Class A Common Stock"), consisting of two shares of Class B Common Stock for each share of Class A Common Stock outstanding as of the close of business on August 21, 2003 (the "Record Date").

                  The rights of the Class B Common Stock and the Class A Common Stock will be identical except as otherwise set forth below. The terms of the Class B Common Stock are set forth in full in the Certificate of Designation attached hereto as Exhibit 3.3 and incorporated herein by reference. The following summary should be read in conjunction with, and is qualified in its entirety by reference to, such Exhibit 3.3.

                  VOTING. Under the Certificate of Incorporation, the holders of Class A Common Stock will continue to be entitled to one (1) vote per share of Class A Common Stock on all matters submitted to the common stockholders of the Corporation for vote at all meetings of stockholders of the Corporation. The holders of Class B Common Stock shall possess voting powers, voting together with all other voting capital stock as a single class, for the election of directors and for all other general corporate purposes, with each share of Class B Common Stock being entitled to one tenth (1/10) of one (1) vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, the holders of Class B Common Stock shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of the Class A Common Stock or any other outstanding series or class of stock, where the holders of such affected class or series are entitled, either separately or together as a class with the holders of one or more other said class or series, to vote thereon by law or pursuant to the Certificate of Incorporation (including any certificate of designation relating to any other series or class of stock). Under the Certificate of Incorporation, the number of authorized shares of Class B Common Stock, may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Class A Common Stock, without a separate class vote of the holders of the Class B Common Stock.

                  DIVIDENDS. If and when dividends on the Class A Common Stock are declared payable from time to time by the Board, whether payable in cash, in property or in shares of stock of the Corporation, the holders of Class B Common Stock shall be


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                                                                               3


entitled to share equally with the holders of the Class A Common Stock, on a per share basis, in such dividends, subject to the limitations described below; provided, however, that with respect to a regular quarterly cash dividend declared as such by the Board, paid by the Corporation on the Class A Common Stock on or prior to September 4, 2006, the holders of the Class B Common Stock shall be entitled to receive a dividend in a per share amount (such amount to be subject to upward or downward rounding at the discretion of the Board) equal to at least 110% of the dividends paid per share on the Class A Common Stock. If dividends are declared at any time on the Class A Common Stock that are payable in shares of Class A Common Stock, such dividends shall be payable at the same rate on the Class B Common Stock and the dividends shall be payable to holders of Class B Common Stock in shares of Class B Common Stock. If the Corporation shall in any manner subdivide or combine the outstanding shares of Class A Common Stock, the outstanding shares of Class B Common Stock shall be proportionally subdivided or combined in the same manner and on the same basis.

                  LIQUIDATION, DISSOLUTION OR WINDING UP. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (sometimes referred to as liquidation), after payment or provision for payment of the debts and other liabilities of the Corporation and the preferential amounts to which the holders of any stock ranking senior to the Class B Common Stock in the distribution of assets shall be entitled upon liquidation, the holders of Class B Common Stock shall be entitled to receive, prior to any payment being made to the holders of Class A Common Stock and any other stock that ranks junior to the Class B Common Stock in the event of liquidation, an amount per share equal to $.01 (as adjusted for stock splits, combinations, reclassifications and the like), and, once the holders of Class A Common Stock shall then have received an amount per share equal to $.01 (as adjusted for stock splits, combinations, reclassifications and the like), thereafter to share pro rata, together with the holders of the Class A Common Stock and the holders of any other stock ranking on parity therewith in the distribution of assets upon liquidation, in the remaining assets of the Corporation according to their respective interests.

                  MERGER OR CONSOLIDATION. The approval of holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a class, shall be required for any merger or consolidation of the Corporation with another entity (whether or not the Corporation is the surviving entity) unless the holders of shares of Class B Common Stock shall be entitled to receive in such transaction in respect of each share of Class B Common Stock the same consideration as the holders of shares of Class A Common Stock shall be entitled to receive in respect of each share of Class A Common Stock; PROVIDED THAT, if all or part of the consideration so received consists of common stock of the surviving entity, the common stock so issued may differ as to voting rights, liquidation preference and dividend rights to the same extent that the Class A Common Stock and Class B Common Stock differ as set forth herein.

                  TRANSFERABILITY. The Class A Common Stock and Class B Common Stock will be freely transferable and, except for federal and state securities laws restrictions on directors, officers and other affiliates of the Corporation and on persons
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                                                                               4


holding "restricted" stock, the Corporation's stockholders will not be restricted in their ability to sell or transfer shares of the Class A Common Stock or Class B Common Stock. Application has been made to authorize the Class B Common Stock for listing on the NYSE and it is currently anticipated that the Class B Common Stock will commence regular way trading on the NYSE on September 5, 2003, under the symbol "TRY.B." The Class A Common Stock will continue to trade on the NYSE under the existing trading symbol "TRY."

                  NO PREEMPTIVE, SUBSCRIPTION, REDEMPTION OR CONVERSION RIGHTS. Neither the Class A Common Stock nor the Class B Common Stock will carry any preemptive, subscription, redemption or conversion rights.

                  STOCKHOLDER INFORMATION. The Corporation will deliver to the holders of the Class B Common Stock the same proxy statements, annual reports and other information and reports as it currently delivers to the holders of the Class A Common Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

                  Certain provisions in the Corporation's certificate of incorporation are intended to discourage or delay a hostile takeover of control of the Corporation. These provisions, in general terms, (i) provide that the number of directors shall not be less than seven nor more than 15, with the exact number to be determined from time to time by a majority of the Board then in office; (ii) provide that vacancies on the board of directors resulting from an increase in size, removal of directors or otherwise may be filled only by a majority of the remaining directors then in office; and (iii) require the affirmative vote of the holders of shares representing at least 75% of the voting power of the "voting shares" (as defined below) in order to enter into certain "business combinations" (as defined below), unless (A) such business combinations are approved by at least a majority of the entire Board, but only if a majority of the directors acting favorably on the matter are "continuing directors" (as defined below), or (B) certain minimum price, form of consideration and procedural requirements are met. The term "voting shares" is defined as any issued and outstanding shares of the Corporation's capital stock entitled to vote generally in the election of directors. Each of the provisions has particular anti-takeover effects associated with it, and these effects together with a more detailed description of each provision are set forth below. In addition, the anti-takeover provisions are interrelated and have cumulative anti-takeover effects.

                  The principal purpose of these provisions is to provide a measure of assurance that a stockholder or group of stockholders owning a controlling interest in the Corporation's stock do not exercise their voting power in a manner which the Board believes would be to the detriment of the remaining stockholders. The provisions are further intended to make it more difficult for a hostile or unfriendly party to obtain control over the Corporation by replacing the Board.

                  SIZE OF THE BOARD OF DIRECTORS AND FILLING VACANCIES ON THE BOARD OF DIRECTORS. The Corporation's certificate of incorporation states that its Board must


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                                                                               5


consist of not less than seven nor more than 15 members; provided, however, that the maximum number may be increased to reflect the right of holders of preferred stock to elect directors in certain circumstances with the exact number of directors to be fixed by a majority vote of the directors then in office and that such authority of the Board is exclusive. The Corporation's certificate of incorporation further provides that vacancies that may occur between annual meetings, including vacancies caused by an increase in the number of directors, may be filled only by a majority of the remaining directors then in office, even if less than a quorum, subject to the rights of holders of any class or series of preferred stock to elect directors. In addition, the provision provides that any new director elected to fill a vacancy on the Board will serve for the remainder of the full term of that director for which the vacancy occurred and no decrease in the number of directors shall shorten the term of any incumbent. The purpose of including these provisions with respect to the size of the Board and the filling of vacancies is to prevent the elimination of such provisions through amendment of the Corporation's by-laws by a stockholder or group owning or controlling a substantial voting block so as to permit stockholders directly to increase the size of the Corporation's Board and to fill vacancies resulting therefrom or otherwise, which would enable such stockholder or group of stockholders to elect its own nominees to the vacancies. This would be possible because, under Delaware law, stockholders may amend the by-laws without prior approval of the board of directors, whereas the Corporation's certificate of incorporation may be amended only if its Board first approves and recommends such action to stockholders.

                  BUSINESS COMBINATION PROVISION. The Corporation's certificate of incorporation further provides that the approval of the holders of shares representing at least 75% of the voting power of the voting shares is required in order to approve certain business combinations if an "interested stockholder" (as defined below) is a party to the transaction or its percentage equity interest in the Corporation or any of its subsidiaries would be increased by the transaction. The required 75% approval of any business combination must include the affirmative vote of the holders of shares representing at least a majority of the voting power of all of the then outstanding voting shares exclusive of those shares beneficially owned by any interested stockholder.

                  The voting requirements outlined above will not apply, however, if:

                  (i) immediately prior to the time the business combination is consummated, the Corporation is the "beneficial owner" (defined below) of a majority of each class of the outstanding equity securities of the interested stockholder;

                  (ii) the business combination was approved by at least a majority of the Corporation's Board (even though not the entire Board), but only if a majority of the directors acting favorably upon such matter are continuing directors; or

                  (iii) the consideration to be received by the holders of each class of the Corporation's outstanding voting shares acquired by the interested stockholder is at least equal to the greater of the highest per share
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                                                                               6


                           price (including any brokerage commissions, transfer taxes and soliciting dealers' fees and with approximate adjustments for recapitalizations, stock splits, reverse stock splits and stock dividends) paid by the interested stockholder for any shares of such class

                           (1) within the two-year period immediately prior to the first public announcement of the proposal of the business combination or

                           (2) in the transaction in which it became an interested stockholder, and is in cash or in the same form of consideration as the interested stockholder paid to acquire the largest number of voting shares previously acquired by it.

The pricing provision does not guarantee that a stockholder will receive the highest market price paid for such shares, rather it ensures that a stockholder will receive the highest price paid for such shares by an interested stockholder during the prior two years. If either the ownership or form of consideration requirements set forth in clauses (i) and (iii) above are satisfied, the business combination will require the approval of the holders of at least two-thirds of the votes entitled to be cast by the holders of all the then outstanding voting shares (the "ratification percentage") (and the additional majority vote described in the previous paragraph).

                  If the Corporation's Board approves a business combination in accordance with the requirements set forth in clause (ii) above, the Board may, in accordance with the voting provisions of such clause (ii), determine to require a vote of stockholders. If a stockholder vote is required for such business combination under applicable law (such as, for example, in the case of a merger or liquidation), the Board will require the affirmative vote of the then outstanding voting shares equal to the higher of:

                  (i) the ratification percentage (such affirmative vote shall not require the additional majority vote), and

                  (ii)     such other percentage as is required by law.

                  If a stockholder vote is not required for such business combination under law, the Corporation's Board may, in its discretion, either decide not to require a stockholder vote to approve the business combination or require the affirmative vote of the outstanding voting shares equal to (A) the ratification percentage (such affirmative vote shall not require the additional majority vote) or (B) such other percentage as it so determines.

                  An "interested stockholder" generally is defined under the Corporation's certificate of incorporation as the beneficial owner of 10% or more of the voting power of the outstanding voting shares (other than Triarc, its employee benefit plans, or its


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                                                                               7


majority owned subsidiaries) excluding, however, DWG Acquisition Group, LP or any "affiliate" or "associate" (as each term is defined in the Corporation's certificate of incorporation). The Corporation's Board considers that a 10% holding, which causes a person to be classified as an "insider" under Section 16 of the Exchange Act, and is double the percentage ownership required to trigger reporting obligations under Section 13(d) of the Exchange Act, for stockholders of public companies, is appropriate to define an interested stockholder. At the present time, the Corporation is not aware of the existence of any stockholder or group of stockholders that would be an interested stockholder.

                  A "business combination" includes:

                  (i) a merger or consolidation involving the Corporation or any of its subsidiaries and an interested stockholder or an affiliate or associate of an interested stockholder, or an affiliate thereof,

                  (ii) a sale, lease or other disposition (in one or a series of transactions) of a "substantial part" (as defined in the Corporation's certificate of incorporation) of the Corporation's assets or the assets of any of its subsidiaries to an interested stockholder or an affiliate or associate of any interested stockholder, or an affiliate thereof;

                  (iii) any sale, lease or other disposition (in one or a series of transactions) to the Corporation or any of its subsidiaries of any assets (excluding any voting shares, but including without limitation any securities whether outstanding, authorized but unissued or in treasury, issued by an interested stockholder, or by an affiliate or associate of an interested stockholder or by an affiliate thereof) of
                           (a) any interested stockholder or (b) an affiliate or associate of an interested stockholder, or an affiliate thereof, if the amount paid therefor constitutes a substantial part of the assets of Triarc or any subsidiary; or

                  (iv) an issuance or transfer (or a related series of issuances or transfers) of the Corporation's securities or the securities of any of its subsidiaries (except upon conversion of convertible securities as a result of a pro rata stock dividend or stock split) to an interested stockholder or an affiliate or associate of an interested stockholder or an affiliate thereof, for consideration aggregating $5,000,000 or more;

                  (v) a liquidation, dissolution, spinoff, split up or split off of the Corporation (if as of the record date for the determination of stockholders entitled to vote with respect thereto or, if no vote would otherwise be required, the date the transaction is planned to be consummated, any person is an interested stockholder);


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                                                                               8


                  (vi) a reclassification or recapitalization of securities (including, without limitation, any combination of shares or reverse stock split) of the Corporation or any of its subsidiaries or a reorganization, in any case having the effect, directly or indirectly, of increasing the percentage interest of an interested stockholder in any class of equity securities of the Corporation or such subsidiary; and

                  (vii) any agreement, contract or other arrangement providing for any of the transactions described in this definition of business combination.

                  A "continuing director" is defined as one serving as a director whose election or appointment or recommendation by the Corporation's Board for election by the Corporation's stockholders was approved by at least a majority of the continuing directors then on the Board.

                  The business combination provision described above is intended to provide safeguards to the Corporation's stockholders by requiring a higher stockholder vote than required under Delaware law in the event another person first obtains a substantial interest in the Corporation and then wishes to accomplish a combination of such person's business with that of the Corporation, or otherwise eliminate the share holdings of the other stockholders. The federal securities law and applicable regulations govern the disclosure required to be made to minority stockholders in such transactions but do not assure to stockholders the fairness of the terms of the business combination. Moreover, the statutory right of the remaining stockholders to dissent in connection with certain business combinations and receive the "fair value" of their shares in cash may involve significant expense, delay and uncertainty to dissenting stockholders. Further, the "fair value" of a stockholder's shares, as determined under this standard, may not be equivalent to the minimum price as determined pursuant to the provisions.

                  The business combination provision is to close partially these gaps in the federal and state laws and to minimize certain of the potential inequities of those business combinations that involve two or more steps by requiring that in order to complete a business combination that is not approved by the continuing directors, such interested stockholder must obtain the affirmative votes of at least 75% of the voting power of the outstanding voting shares prior to proposing the business combination (including the affirmative vote of the holders of shares representing at least a majority of the voting power of the outstanding voting shares exclusive of those shares beneficially owned by the interested stockholder), or meet the minimum price and procedural requirements of the provision and obtain the approval of at least two-thirds of the voting power of the outstanding voting shares (and the additional majority vote). The provision also is designed to protect those stockholders who have not tendered or otherwise sold their shares to a purchaser who is attempting to acquire control by ensuring that at least the same price and form of consideration are paid to such stockholders in a business combination as were paid to stockholders in the initial step of the acquisition. In the


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absence of the provision, an interested stockholder who acquired control of the
Corporation could subsequently, by virtue of such control, force minority stockholders to sell or exchange their shares at a price that would not reflect any premium such purchaser may have paid in order to acquire its controlling interest, but rather at a price set by such interested stockholder. Such a price might not only be lower than the price paid by such purchaser in acquiring control, but also could be in a less desirable form of consideration (e.g., equity or debt securities of the purchaser).

                  In many situations, the minimum price, form of consideration and procedural requirements of the provision would require that a purchaser pay stockholders a higher price for their shares and/or structure the transaction differently from what would be the case without the provision. Accordingly, to the extent a business combination were involved as part of a plan to acquire control of the Corporation, this provision would increase the likelihood that a purchaser would negotiate directly with the Board.

                  The Corporation believes that its Board normally is in a better position than the individual stockholders to negotiate effectively on behalf of all stockholders in that the Board is likely to be more knowledgeable than any individual stockholder in assessing the Corporation's business and prospects. Accordingly, the Corporation is of the view that negotiations between its board of directors and the purchaser would increase the likelihood that stockholders ultimately will receive a higher price for their shares from anyone desiring to obtain control of the Corporation through a business combination or otherwise.

                  Although not all acquisitions of the Corporation's capital stock are made with the objective of acquiring control of the Corporation through a subsequent business combination, a purchaser in many cases desires to have the option to consummate such a business combination. Assuming that to be the case, the provision would tend to discourage purchasers whose objective is to seek control of the Corporation at a relatively low price, since acquiring the remaining equity interest may be difficult unless the minimum price, form of consideration and procedural requirements were satisfied or a majority of the continuing directors were to approve the transaction. The provision also should discourage the accumulation of large blocks of the Corporation's capital stock, which the Corporation believes to be disruptive to its stability, and which could precipitate a change of control of the Corporation on terms unfavorable to its other stockholders.

                  AMENDMENT OF CERTIFICATE OF INCORPORATION. The Corporation's certificate of incorporation may be amended in accordance with Delaware law, except that it provides that the business combination provision described above may not be repealed, altered, changed or amended in any respect unless such action is approved by the affirmative vote of the holders of at least 75% of the Corporation's voting shares (which 75% must include the affirmative vote of the holders of shares representing at least a majority of the voting power of the Corporation's voting shares exclusive of those of which any interested stockholder is the beneficial owner), unless approved by a vote of


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                                                                              10


a majority of the Corporation's entire Board (but only if a majority of the directors acting favorably on the matter are continuing directors), in which case the business combination provision may be amended by the affirmative vote of holders of at least a majority of the voting power of its voting shares (such affirmative vote does not require the additional majority vote); and provided, further, that the ratification percentage may be amended, altered, changed or repealed by the affirmative vote of the holders of at least two-thirds of the voting power of the voting shares (such affirmative vote does not require the additional majority vote). The Corporation's by-laws may be altered, amended or repealed, or new by-laws adopted, by (i) the affirmative vote of stockholders holding not less than a majority of the voting power of the shares entitled to vote on such issue, or (ii) the affirmative vote of not less than two-thirds of all of the directors then holding office and entitled to vote on such issue.


ITEM 2.  EXHIBITS

                  The following exhibits are incorporated by reference into this registration statement:

         3.1 Certificate of Incorporation of the Company, incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated November 9, 2001 (SEC file no. 1-2207).

         3.2 By-laws of the Company, as currently in effect, incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated November 12, 2002 (SEC file no. 1-2207).

         3.3 Certificate of Designation of Class B Common Stock, Series 1, dated as of August 11, 2003.

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                                                                              11



                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on this 11th day of August, 2003.

                                          TRIARC COMPANIES, INC.

                                             /s/ Brian L. Schorr
                                          ------------------------------------
                                          By: Brian L. Schorr
                                              Executive Vice President and
                                              General Counsel





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                                  Exhibit Index

    EXHIBIT NO.   DESCRIPTION
    -----------   -----------

         3.1 Certificate of Incorporation of the Company, as currently in effect, incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated November 9, 2001 (SEC file no. 1-2207).

         3.2 By-laws of the Company, as currently in effect, incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated November 12, 2002 (SEC file no. 1-2207).

         3.3 Certificate of Designation of Class B Common Stock, Series 1, dated as of August 11, 2003.